EXHIBIT 21

List of Subsidiaries as at December 31, 2009

Each of the following subsidiaries is wholly-owned by the Registrant.

Legend International Holdings Limited

Legend Diamonds Pty Ltd

Teutonic Minerals Pty Ltd

These entities are inactive.

Each of the following subsidiaries is partly-owned by the Registrant.

North Australian Diamonds Ltd (47.83%)

Striker Diamonds Pty Ltd*

Merlin Diamonds Pty Ltd*

* Wholly owned subsidiaries of North Australian Diamonds Ltd